Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2013 Results

Strong Hawaiian Telcom TV and High-Speed Internet Results Drive Growth in Consumer Revenue

HONOLULU (Monday, May 6, 2013) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The highlights are as follows:

•                  Revenue totaled $96.0 million, resulting in Adjusted EBITDA(1) of $29.2 million, up 2.0 percent from the same period a year ago.

•                  Generated net income of $1.8 million, or $0.17 per diluted share for the quarter, its tenth consecutive quarter of profitability.

•                  Consumer revenue increased 2.1 percent year-over-year to $34.6 million, driven by growth in video and high-speed Internet (“HSI”) revenue of $1.7 million and $0.6 million, respectively.

•                  Enabled a record 18,000 households in the quarter increasing its total to 83,000 households enabled.

•                  Hawaiian Telcom TV subscribers more than tripled over the past year to approximately 11,700 resulting in penetration of approximately 14 percent of households enabled.

•                  Added approximately 1,700 HSI consumer and business subscribers, ending the quarter with approximately 109,300 subscribers, up 4.7 percent year-over-year.

“Our execution in the first quarter demonstrates a solid start to the year, highlighted by significant expansion of our enhanced broadband network and strong growth in Hawaiian Telcom TV and HSI subscribers,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “The reach of our enhanced broadband network footprint expanded 28 percent to 83,000 households in the quarter, allowing more Oahu consumers the opportunity to experience the future of home entertainment.  Hawaiian Telcom TV continues to transform our consumer channel, driving our third consecutive quarter of year-over-year growth in consumer revenue.

“In the business channel, we continue to see growth in our IP-based services, driven by a 30 percent year-over-year increase in business data revenue, including revenue from Wavecom Solutions Corporation.  The Wavecom integration efforts are on track and we remain excited by the synergies and value this transaction creates for us.  In our wholesale channel, we expanded our product portfolio with the launch of additional Ethernet-based service offerings, providing our wholesale customers with cost-effective, viable options to existing legacy service offerings.

“We continue to make progress in executing our strategic plan and we remain focused on further improving performance in our key areas of growth to drive long-term shareholder value,” concluded Yeaman.

First Quarter 2013 Results

First quarter revenue was $96.0 million, compared to $97.6 million in the first quarter of 2012.  Revenue growth in the quarter, driven by video, HSI, and revenues related to the Wavecom acquisition, was more than offset by a 2.1 percent decline in access lines and a decrease in equipment and managed services revenue.  Adjusted EBITDA was $29.2 million, up 2.0 percent from the same period a year ago.

The Company generated net income of $1.8 million, or $0.17 per diluted share for the quarter, up from $0.2 million, or $0.02 per diluted share in the same period a year ago.  The increase was due primarily to a one-time $5.1 million loss on early extinguishment of debt in the first quarter of 2012, net of a $2.1 million increase in depreciation and amortization and a $1.2 million deferred tax provision in the first quarter of 2013.

Consumer Revenue

First quarter consumer revenue totaled $34.6 million, up 2.1 percent year-over-year driven primarily by revenue growth from the Company’s Hawaiian Telcom TV service.  Revenue growth in video and HSI services continues to more than offset lower revenue from legacy services.  The first quarter marked the third consecutive quarter of year-over-year growth in consumer revenue.

Video service revenue grew to $2.2 million for the quarter, up from $0.5 million in the same period a year ago, driven by the addition of over 7,800 subscribers to reach a total of approximately 11,700 subscribers at the end of the first quarter.  For the quarter, a record 18,000 additional homes were enabled, increasing the total number of homes enabled to 83,000.  Hawaiian Telcom TV penetration of homes enabled was approximately 14 percent at the end of the first quarter.

Consumer HSI revenue also was up from the same period a year ago, led by a 4.6 percent year-over-year increase in consumer HSI subscribers to approximately 89,500, which was driven primarily by high HSI pull-through rates with new video subscribers, and standalone HSI subscriber additions.  As of March 31, 2013, approximately 53 percent of all video subscribers had a triple-play and 87 percent had a double-play.  Increases driven by next-generation consumer video and HSI services were partially offset by declines in legacy consumer access and long distance lines of 8.5 percent and 7.2 percent, respectively.

Business Revenue

First quarter business revenue totaled $40.5 million, down $1.6 million from the same period a year ago, due primarily to a $3.1 million year-over-year decrease in equipment and managed services revenue, mostly related to a $2.7 million sale of equipment to a large Hawaii-based public school in the first quarter of 2012.  Additionally, the year-over-year decline in legacy business access and long distance revenues contributed to the decline in business revenue.  These decreases were largely offset by revenues added as a result of the Wavecom acquisition.

Wholesale Revenue

First quarter wholesale revenue totaled $17.2 million, down 7.2 percent from the same period a year ago.  Wholesale carrier data revenue declined $0.7 million year-over-year to $15.5 million, mainly due to the elimination of revenue previously recognized that related to Wavecom.  Switched carrier access revenue declined $0.6 million year-over-year to $1.8 million, largely attributable to the overall declines in access lines and minutes of use, as well as the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, one-time charges and non-cash stock compensation, decreased 3.2 percent to $66.8 million, primarily due to decreased cost of goods related to lower equipment sales, as well as a decline in costs related to employee benefits and various maintenance contracts, partially offset by increased direct cost of goods related to video and increased wages due to higher headcount primarily related to the Wavecom acquisition.

Capital expenditures totaled $23.3 million in the first quarter, up from $19.8 million in the first quarter 2012, due primarily to investments in broadband network infrastructure and expansion of video enabled households.  Overall, total capital expenditures for 2013 are expected to be approximately $80.0 million.

At the end of first quarter 2013, the Company had $55.9 million in cash and cash equivalents compared to $67.0 million at the end of 2012.  The reduction is related primarily to temporary uses of working capital, mandatory debt prepayment, and higher capital expenditures during the quarter.  Net Debt(2) was $237.5 million, resulting in a Net Debt to Adjusted EBITDA ratio as of March 31, 2013 of 1.94x.

Conference Call

The Company will host a conference call to discuss its first quarter 2013 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Monday, May 6, 2013.

To access the call, participants should dial (800) 688-0836 (US/Canada), or (617) 614-4072 (International) ten minutes prior to the start of the call and enter passcode 42075535.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) May 13, 2013.  Access the replay by dialing (888) 286-8010 and entering passcode 57648418.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 57648418.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section at www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including voice, video, Internet, data, wireless, and advanced communication and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2012 Annual Report on Form 10-K. The information contained in this release is as of May 6, 2013. It is anticipated that subsequent events and developments may cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2013	2012

Operating revenues	$95,965	$97,574

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,284	40,799
Selling, general and administrative	28,379	29,026
Depreciation and amortization	18,717	16,588

Total operating expenses	87,380	86,413

Operating income	8,585	11,161

Other income (expense):
Interest expense	(5,540)	(5,986)
Loss on early extinguishment of debt	—	(5,112)
Interest income and other	15	12

Total other expense	(5,525)	(11,086)

Income before income tax provision (benefit)	3,060	75

Income tax provision (benefit)	1,212	(132)

Net income	$1,848	$207

Net income per common share -
Basic	$0.18	$0.02
Diluted	$0.17	$0.02

Weighted average shares used to compute net income per common share -
Basic	10,291,897	10,201,039
Diluted	10,890,917	10,434,026

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2013	2012

Assets

Current assets
Cash and cash equivalents	$55,942	$66,993
Receivables, net	34,354	34,082
Material and supplies	12,148	11,352
Prepaid expenses	4,658	5,161
Deferred income taxes, current	5,727	5,727
Other current assets	1,768	2,181
Total current assets	114,597	125,496
Property, plant and equipment, net	508,907	507,197
Intangible assets, net	38,001	39,075
Goodwill	1,415	1,569
Deferred income taxes	101,295	102,680
Other assets	9,720	9,075

Total assets	$773,935	$785,092

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$1,612	$3,000
Accounts payable	29,804	36,351
Accrued expenses	17,731	20,537
Advance billings and customer deposits	15,633	15,185
Other current liabilities	3,963	3,961
Total current liabilities	68,743	79,034
Long-term debt	291,865	292,410
Employee benefit obligations	129,060	132,004
Other liabilities	5,383	4,784
Total liabilities	495,051	508,232

Commitments and contingencies (Note 12)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,291,897 shares issued and outstanding at March 31, 2013 and December 31, 2012	103	103
Additional paid-in capital	166,002	165,941
Accumulated other comprehensive loss	(28,335)	(28,450)
Retained earnings	141,114	139,266
Total stockholders’ equity	278,884	276,860

Total liabilities and stockholders’ equity	$773,935	$785,092

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2013	2012

Cash flows from operating activities:
Net income	$1,848	$207
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18,717	16,588
Loss on early extinguishment of debt	—	5,112
Employee retirement benefits	(2,722)	(1,796)
Provision for uncollectibles	553	889
Stock based compensation	423	340
Deferred income taxes	1,297	—
Changes in operating assets and liabilities:
Receivables	(825)	(1,487)
Material and supplies	(796)	(1,421)
Prepaid expenses and other current assets	605	100
Accounts payable and accrued expenses	(4,987)	(7,064)
Advance billings and customer deposits	448	809
Other current liabilities	2	105
Other	303	92
Net cash provided by operating activities	14,866	12,474

Cash flows from investing activities:
Capital expenditures	(23,254)	(19,814)
Net cash used in investing activities	(23,254)	(19,814)

Cash flows from financing activities:
Repayment of capital lease and installment liability	(163)	—
Repayment of debt including premium	(2,138)	(306,000)
Proceeds from borrowing	—	295,500
Loan refinancing costs	—	(4,130)
Taxes paid related to net share settlement of equity awards	(362)	(45)
Net cash used in financing activities	(2,663)	(14,675)

Net change in cash and cash equivalents	(11,051)	(22,015)
Cash and cash equivalents, beginning of period	66,993	82,063

Cash and cash equivalents, end of period	$55,942	$60,048

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$5,236	$10,556

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2013	2012	Amount	Percentage

Wireline Services
Local voice services	$35,028	$35,697	$(669)	-1.9%
Network access services
Business data	6,186	4,761	1,425	29.9%
Wholesale carrier data	15,464	16,177	(713)	-4.4%
Subscriber line access charge	9,657	9,836	(179)	-1.8%
Switched carrier access	1,768	2,384	(616)	-25.8%
	33,075	33,158	(83)	-0.3%
Long distance services	6,574	7,448	(874)	-11.7%
High-Speed Internet	9,616	8,976	640	7.1%
Video	2,204	497	1,707	343.5%
Equipment and managed services	5,379	8,509	(3,130)	-36.8%
Other	3,377	2,380	997	41.9%
	95,253	96,665	(1,412)	-1.5%
Wireless	712	909	(197)	-21.7%
	$95,965	$97,574	$(1,609)	-1.6%

Channel
Business	$40,516	$42,097	$(1,581)	-3.8%
Consumer	34,647	33,942	705	2.1%
Wholesale	17,232	18,561	(1,329)	-7.2%
Other	3,570	2,974	596	20.0%
	$95,965	$97,574	$(1,609)	-1.6%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2013	2012

Net income	$1,848	$207
Income tax provision (benefit)	1,212	(132)
Interest expense and other income and expense, net	5,525	11,086
Depreciation and amortization	18,717	16,588
Non-cash stock compensation	423	340
EBITDA	27,725	28,089
Non-recurring costs	651	503
Severance costs	408	—
Wavecom integration costs	386	—

Adjusted EBITDA	$29,170	$28,592

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2013	$293,477
Less cash on hand	(55,942)
Total Net Debt as of March 31, 2013	$237,535

LTM Adjusted EBITDA as of March 31, 2013	$122,531

Total Net Debt to Adjusted EBITDA	1.94	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	March 31,	March 31,	Change
	2013	2012	Number	Percentage

Voice access lines
Residential	199,044	217,470	(18,426)	-8.5%
Business *	196,970	186,854	10,116	5.4%
Public	4,350	4,559	(209)	-4.6%
	400,364	408,883	(8,519)	-2.1%

High-Speed Internet lines
Residential	89,464	85,518	3,946	4.6%
Business	18,810	17,714	1,096	6.2%
Wholesale	1,013	1,126	(113)	-10.0%
	109,287	104,358	4,929	4.7%

Long distance lines
Residential	124,072	133,648	(9,576)	-7.2%
Business *	80,659	76,197	4,462	5.9%
	204,731	209,845	(5,114)	-2.4%

Video services
Subscribers	11,671	3,866	7,805	201.9%
Homes Enabled	83,000	41,200	41,800	101.5%

	March 31,	December 31,	Change
	2013	2012	Number	Percentage

Voice access lines
Residential	199,044	203,330	(4,286)	-2.1%
Business *	196,970	185,142	11,828	6.4%
Public	4,350	4,405	(55)	-1.2%
	400,364	392,877	7,487	1.9%

High-Speed Internet lines
Residential	89,464	88,016	1,448	1.6%
Business	18,810	18,575	235	1.3%
Wholesale	1,013	1,020	(7)	-0.7%
	109,287	107,611	1,676	1.6%

Long distance lines
Residential	124,072	126,551	(2,479)	-2.0%
Business *	80,659	74,781	5,878	7.9%
	204,731	201,332	3,399	1.7%

Video services
Subscribers	11,671	9,829	1,842	18.7%
Homes Enabled	83,000	65,000	18,000	27.7%

*            Business voice access lines and business long distance lines included approximately 11,800 and 6,200 lines, respectively, as of March 31, 2013 related to the acquisition of Wavecom.